UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. __)*

Zevia PBC (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
98955K104 (CUSIP Number)
Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON CDP Investissements Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,022,092
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,022,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,022,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98955K104	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,022,092
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,022,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,022,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98955K104	SCHEDULE 13D	Page 4 of 9

Item 1.	Security and Issuer

This Statement is being filed by CDP Investissements Inc. (“CDPI”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with CDPI, the “Reporting Persons”) and relates to the Class A common stock (the "Class A Common Stock") issued by Zevia PBC, a Delaware public benefit corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15821 Ventura Blvd., Suite 145, Encino, CA 91436.

Item 2.	Identity and Background.

(a) CDPI is a company organized and existing under the laws of Québec, Canada and is a wholly owned subsidiary of CDPQ. CDPQ is a legal person without share capital created by a special act of the Legislature of the Province of Québec.

(b) and (c) The address for each of the Reporting Persons is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDPI is as an investment holding company. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of CDPI are available in Annex A to this Schedule 13D. The principal business of CDPQ is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d) and (e) During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Class A Common Stock.

Item 3.	Source And Amount Of Funds Or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On July 26, 2021, CDPI acquired 22,022,092 shares of Class A Common Stock of the Issuer as a result of the Blocker Mergers (as defined below) undertaken in connection with the Issuer’s initial public offering. Prior to the Blocker Mergers, Zip Holding Inc., a company then organized and existing under the laws of Delaware and a wholly owned subsidiary of CDPI (“Zip Holding”), owned 23,703,986 Class B units of Zevia LLC, a Delaware limited liability company, and 23,703,986 shares of Class B Common Stock of the Issuer. The Issuer formed new, first-tier merger subsidiaries with respect to each of Zip Holding and another unitholder (together, the “Blocker Companies”) and contemporaneously with the Issuer’s initial public offering, each respective merger subsidiary merged with and into the respective Blocker Company, with the Blocker Companies surviving (the “Blocker Mergers”). Immediately thereafter, each of the Blocker Companies merged with and into the Issuer, with the Issuer surviving. As a result of the Blocker Mergers, CDPI acquired 22,022,092 newly issued shares of Class A Common Stock of the Issuer, and $21,957,126.17 in cash consideration, and the Reporting Persons ceased to own any units of Zevia LLC or shares of Class B Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Class A Common Stock for investment purposes. Each of the Reporting Persons expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries, including additional shares of Class A Common Stock; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter

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acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities. Each of the Reporting Persons may also encourage, including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals, the Issuer to consider or explore any of the items enumerated in the following paragraph.

Except as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons may in the future contemplate or adopt plans or proposals which relate to any of the actions enumerated in the preceding sentence.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The responses to this Item 5 and the information on the cover page are based on their being 34,416,450 shares of Class A Common Stock outstanding after giving effect to the Issuer's initial public offering, as described in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 23, 2020.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) As a result of the transactions described above, CDPI is the direct beneficial owner of 22,022,092 shares of Class A Common Stock, which represents approximately 64.0% of the Issuer’s outstanding Class A Common Stock. CDPQ, though its ownership of CDPI, may be deemed to share voting and dispositive power over the shares of Class A Common Stock beneficially owned or deemed to be beneficially owned by CDPI.

(c) The transactions by the Reporting Persons in the shares of Class A Common Stock during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the shares of Class A Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Tax Receivable Agreement

On July 21, 2021, the Issuer entered into a tax receivable agreement for the benefit of the continuing members of Zevia LLC (not including the Issuer) and certain of the Issuer’s pre-IPO institutional investors, including CDPI (the “Direct Zevia Stockholders”), (the “Tax Receivable Agreement”), pursuant to which the Issuer will pay 85% of the amount of the net cash tax savings, if any, that the Issuer realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of

CUSIP No. 98955K104	SCHEDULE 13D	Page 6 of 9

certain other tax benefits) resulting from the Issuer’s acquisition of a continuing member’s Zevia LLC units in connection with the Issuer’s initial public offering and in future exchanges, (ii) certain favorable tax attributes the Issuer will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments the Issuer makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the Tax Receivable Agreement will be made to the continuing members of Zevia LLC (not including the Issuer) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Issuer’s reorganization transactions undertaken in connection with the Issuer’s initial public offering. The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer amended and restated its registration rights agreement (the “Registration Rights Agreement”) among the Issuer and the securityholders party thereto, including CDPI. The Registration Rights Agreement provides the holders party thereto with certain registration rights whereby, at any time following the applicable lockup restrictions, they will have the right to require the Issuer to register under the Securities Act of 1933 the offer and sale of shares of Class A Common Stock. The Registration Rights Agreement also provides for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions. The Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

Lock-Up Agreement

Under a lock-up agreement entered into with the underwriters in connection with the Issuer’s initial public offering, subject to certain exceptions, during the 180-day period from July 21, 2021 (the “Lock-Up Period”), CDPI may not and may not cause or direct any of its affiliates to, without the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock of the Issuer or units of Zevia LLC, or any options or warrants to purchase any shares of common stock of the Issuer or units of Zevia LLC, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of the Issuer or units of Zevia LLC (such options, warrants or other securities, collectively, “Derivative Instruments”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of common stock of the Issuer or units of Zevia LLC or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock of the Issuer or units of Zevia LLC or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. Under the Lock-Up Agreement, CDPI may not, without the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of common stock of the Issuer or units of Zevia LLC or any security convertible into or exercisable or exchangeable for common stock of the Issuer or units of Zevia LLC. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein.

Sale of shares to the Issuer in the event of the exercise of the underwriters’ overallotment option

In the event that the underwriters of the Issuer’s initial public offering exercise in full their overallotment option, the Reporting Persons expect that the Issuer will purchase 1,854,605 shares of Class A Common Stock from CDPI pursuant to a purchase and sale agreement, in which case following such purchase CDPI will be the direct beneficial owner of 20,167,490 shares of Class A Common Stock (if such overallotment option is exercised in part, the number of shares expected to be purchased will be reduced accordingly).

Except for the Tax Receivable Agreement, the Registration Rights Agreement, the Lock-Up Agreement, and the sale of shares to the Issuer in the event of the exercise by the underwriters of their overallotment option, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 99.1	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 99.2	Tax Receivable Agreement, dated as of July 21, 2021, by and among the Issuer, Zevia LLC, each of the TRA Holders (as defined therein) and the TRA Representative (as defined therein).

Exhibit 99.3	Eleventh Amended and Restated Registration Rights Agreement, dated as of July 21, 2021, by and among the Issuer and the other parties named therein.

Exhibit 99.4	Lockup Agreement, dated July 6, 2021.

CUSIP No. 98955K104	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

CDP INVESTISSEMENTS INC.

By:	/s/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Authorized Signatory

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Authorized Signatory

Annex A

CDP INVESTISSEMENTS INC.

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Kim Thomassin	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director and President	Canadian
François Boudreault	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director and Vice-President	Canadian
Christian Grimm	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director and Vice-President	Canadian
Sophie Rivest	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Secretary	Canadian
Mélanie Julien	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Assistant Corporate Secretary	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Robert Tessier	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Serbian, French

Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Ravy Por	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Sylvain Brosseau	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Romanian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French

Martin Laguerre	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity and Capital Solutions CDPQ US (New York)	Canadian, American
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Technology Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Investments in Québec and Stewardship Investing	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B

Schedule of Transactions

CDP INVESTISSEMENTS INC.

None, except as described in Item 3 of this Schedule 13D.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None.